[MORRISON & FOERSTER LLP LETTERHEAD]






March 24, 2005

Thomas A. Jones
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-06
Washington, D.C. 20549

RE:    OVATION PRODUCTS CORPORATION
       REGISTRATION STATEMENT ON FORM 10-SB
       FILE NUMBER 0-51145

Dear Mr. Thomas A. Jones:

           This letter is submitted on behalf of Ovation Products Corporation (the "Company") in response to the comments of the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form 10-SB filed on February 1, 2005 (the "Form 10-SB"), as set forth in your letter dated March 2, 2005 to William Lockwood (the "Comment Letter"). The Company concurrently is filing Amendment No. 1 to the Form 10-SB (the "Amended Form 10-SB"), which includes changes that principally reflect responses to the Staff's comments, in addition to changes reflecting the inclusion of financial information for the year ended December 31, 2004.

           For reference purposes, the text of the Comment Letter has been reproduced herein with our responses below each numbered comment. For your convenience, we have bolded and italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the responses refer to the Amended Form 10-SB. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Form 10-SB.

           In addition to submitting this letter via EDGAR, simultaneously herewith we are sending to you via UPS Overnight Delivery three copies of each of this letter and the Amended Form 10-SB (marked to show changes from the original filing) and the supplemental materials referred to in the response to comment 1.

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March 24, 2005
Page 2


General

1. PLEASE EXPAND PAGE 2 OR ANOTHER APPROPRIATE SECTION TO DISCUSS THE MATERIAL TERMS OF THE STRATEGIC DISTRIBUTION AGREEMENT. IN ADDITION, DISCUSS THE REASONS FOR DELAYS IN REVENUES RELATED TO THE AGREEMENT. ALSO, FILE THE COMPLETE AGREEMENT. FOR EXAMPLE, WE NOTE EXHIBIT 10.7 REFERS TO VARIOUS SCHEDULES WHICH DO NOT APPEAR TO HAVE BEEN FILED.

As requested by the Staff, the disclosure on pages 6 and 7 of the Amended Form 10-SB has been revised to discuss the material terms of the distribution agreement between the Company and Lancy Water Technology Limited (the "Lancy Distribution Agreement") and the reasons for the delay in revenues related to this agreement.

Supplementally we are providing with this submission copies of Schedules 1, 2, 3, 4, 5, 6 and 7 to the Lancy Distribution Agreement. These schedules have not been filed previously with the Commission via EDGAR because the schedules contain certain pricing information and product specification information for which the Company will be requesting confidential treatment.

2. PLEASE DISCUSS IN GREATER DETAIL YOUR PRODUCTS, SUCH AS HOW THEY WORK AND THE ESTIMATED SALES PRICE. WE NOTE THE INFORMATION ON YOUR WEBSITE AND STATEMENTS OF MR. ZEBUHR IN THE AUGUST 6, 2004 NEW HAMPSHIRE BUSINESS REVIEW. ALSO, IT DOES NOT APPEAR THAT THE DISCLOSURE ADDRESSES THE SALES TO FACILITIES IN THE UNITED KINGDOM AND TEST MARKETING IN MINNESOTA REFERRED TO IN THE ARTICLE. PLEASE ADVISE OR REVISE.

As requested by the Staff, we have substantially revised the business section, including the disclosure on pages 4-6 of the Amended Form 10-SB in order to describe in more detail the Company's product and technology.

Supplementally we advise the Staff that the information on the Company's website and the statements of Mr. Zebuhr in the August 6, 2004 New Hampshire Business Review article regarding sales to the United Kingdom refer to the Company's shipment of its prototype Clean Water Appliance to Lancy Water Technology Limited in June 2004 pursuant to the Lancy Distribution Agreement. The sale to Lancy Water Technology Limited is disclosed on page 7 of the Amended Form 10-SB.

We further advise the staff that Mr. Zebuhr's statement in the August 6, 2004 New Hampshire Business Review article referencing certain test marketing activities in Minnesota refers to the activities of S. J. Electro Systems, Inc. pursuant the strategic alliance agreement, dated December 29, 2000. The Company has temporarily suspended testing and will re-continue testing in Fall 2005 with the Company's new generation product. The terms of the strategic alliance agreement are disclosed on pages 6 and 31 of the Amended Form 10-SB.

3. PLEASE BRIEFLY CLARIFY THE FEATURES REFERRED TO IN THE BULLETS ON PAGE 1.

As requested by the Staff, the disclosure on pages 4-6 of the Amended Form 10-SB have been revised to clarify the features referred to in the bullets to which this comment relates.

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March 24, 2005
Page 3


4. PLEASE CLARIFY THE BASIS FOR THE STATEMENT THAT YOUR TECHNOLOGY "WILL RESULT IN THE LOWEST OPERATING COST...OF ANY SIZE."

The disclosure on page 6 in the Amended Form 10-SB has been revised to state that the Company believes their distillers "will result in the lowest energy consumption, in watt hours per gallon, of any commercially available distiller of any size."

The Market - Page 2

5. PLEASE CLARIFY WHY THE TECHNOLOGY WILL PROVIDE THE "FOLLOWING ADVANTAGES" ON PAGE 2.

As requested by the Staff, the disclosure on page 5 of the Amended Form 10-SB has been revised to clarify that the Company's Clean Water Appliance provides certain advantages over other water treatment distillation systems, methods and solutions.

6. PLEASE DISCUSS THE CHALLENGES MENTIONED BY MR. ZEBUHR IN THE AUGUST 6, 2004 ARTICLE, SUCH AS "RECLAIMED WATER." ALSO, DISCUSS HOW THE LEFTOVER MATERIAL, SUCH AS THE "WASTE CONCENTRATE" WILL BE ADDRESSED. IN ADDITION, EXPAND THE REGULATORY SECTION TO DISCUSS SUCH MATERIAL.

As requested by the Staff, the disclosure in the sections entitled "Description of Business - The Water Purification and Treatment Industry" and "Existing Technologies for Water Purification and Treatment" on pages 2-4 has been revised to discuss the challenges mentioned by Mr. Zebuhr in the August 6, 2004 New Hampshire Business Review article. In addition, the disclosures contained in the "Description of Business - Regulation" and "Description of Business - Risk Factors" on pages 8-16 of the Amended Form 10-SB have been expanded to discuss these challenges.

Regulatory - Page 4

7. PLEASE DISCUSS, TO THE EXTENT PRACTICAL, WHICH CATEGORY OR CATEGORIES APPLY TO YOUR TECHNOLOGIES.

As requested by the Staff, the disclosure on page 8 and 9 of the Amended Form 10-SB has been revised to disclose that the Company's technology would be categorized as an experimental technology.

8. IF MATERIAL TO HOW YOUR PRODUCT MAY BE USED, DISCUSS THE REGULATION OF DISPOSAL OF HAZARDOUS MATERIALS.

We respectfully advise the Staff that in the vast majority of cases, output from the Company's Clean Water Appliance will not contain hazardous materials. The disclosure on page 9 of the Amended Form 10-SB has been revised accordingly.

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March 24, 2005
Page 4


9. PLEASE EXPAND THIS SECTION TO DISCUSS THE MATERIAL EXISTING OR PROBABLE GOVERNMENT REGULATIONS. ALSO TO THE EXTENT YOU PLAN TO CONCENTRATE ON CERTAIN COUNTRIES, BRIEFLY DISCUSS THE MATERIAL REGULATIONS OF THOSE COUNTRIES. FOR EXAMPLE, WE NOTE THE DISCLOSURE ON PAGE 6 CONCERNING THE JAPANESE MARKET.

As requested by the Staff, the disclosure on pages 8 and 9 of the Amended Form 10-SB has been revised to disclose the Company's strategy for complying with material existing or probable government regulations.

We respectfully advise the Staff that the developers and manufactures of the products that will incorporate and utilize the Company's distillation technology to treat industrial waste streams will be responsible for complying with all applicable government regulations. Accordingly, the Company respectfully submits that no additional disclosure is required.

Military Applications - Page 6

10. PLEASE UPDATE THE DISCLOSURE, SUCH AS WHEN THE DEMONSTRATION OCCURRED AND THE RESULTS OF THE DEMONSTRATION.

As requested by the Staff, the disclosure on page 8 of the Amended Form 10-SB has been revised to disclose the date and results of the demonstration.

Japan - Page 6

11. PLEASE DISCUSS THE REASONS FOR THE DELAYS WITH RESPECT TO THE PLAN TO PENETRATE THE JAPANESE MARKET.

As requested by the Staff, the disclosure on page 7 of the Amended Form 10-SB has been revised to disclose the reason for the delay in penetrating the Japanese market.

Other Markets - Page 6

12. PLEASE UPDATE THE DISCLOSURE. FOR EXAMPLE, WE NOTE THE REFERENCE TO "WE HAVE SCHEDULED DELIVERY...DURING THE REMAINDER OF 2004...FIRST QUARTER OF 2005."

Supplementally we advise the Staff that the scheduled deliveries pertain to the deliveries of our product to Lancy Water Technology Limited and S. J. Electro Systems, Inc., and not to "Other Markets." Therefore, the disclosure on page 8 of the Amended Form 10-SB to which this comment relates has been deleted.

Risk Factors - Page 6

13. PLEASE ADD OR EXPAND THE APPROPRIATE RISK FACTOR TO DISCUSS THE GOING CONCERN OPINION.

As requested by the Staff, the disclosure on page 10 and 11 of the Amended Form 10-SB has been revised to discuss the going concern opinion.



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March 24, 2005
Page 5


We may be required to pay marketing royalties to a third party - Page 8

14. PLEASE BRIEFLY DISCUSS WHY YOU CHANGED YOUR PLANS TO MANUFACTURE A DISTILLER DESIGNED FOR RESIDENTIAL USE.

As requested by the Staff, the disclosures on pages 1 and 6-8 of the Amended Form 10-SB have been revised to discuss the reasons why the Company no longer plans to manufacture a counter-top distiller designed for residential use.

Item 2.  Management's Discussion and Analysis or Plan of Operation

General - Page 12

15. PLEASE PROVIDE YOUR CRITICAL ACCOUNTING POLICY DISCLOSURES AND THE INFORMATION RELATED TO UNDERLYING ESTIMATES AND JUDGMENTS REQUIRED BY FR-72 AND SEC RELEASE NO. 33-8350. THE CRITICAL ACCOUNTING POLICIES DISCUSSION SHOULD SUPPLEMENT, NOT DUPLICATE, THE DESCRIPTION OF ACCOUNTING POLICIES THAT ARE DISCLOSED IN THE NOTES TO THE FINANCIAL STATEMENTS. WHILE ACCOUNTING POLICY NOTES IN THE FINANCIAL STATEMENTS GENERALLY DESCRIBE THE METHOD USED TO APPLY AN ACCOUNTING PRINCIPLE, THE DISCUSSION IN MD&A SHOULD PRESENT A COMPANY'S ANALYSIS OF THE UNCERTAINTIES INVOLVED IN APPLYING A PRINCIPAL AT A GIVEN TIME OR THE VARIABILITY THAT IS REASONABLY LIKELY TO RESULT FROM ITS APPLICATION OVER TIME. PLEASE REVISE YOUR FILING TO INCLUDE YOUR CRITICAL ACCOUNTING POLICIES AND WITHIN THESE POLICIES SPECIFICALLY ADDRESS THE FOLLOWING:

           a.         PROVIDE INFORMATION REGARDING HOW YOU ARRIVED AT THE
                      ESTIMATE;

           b.         HOW ACCURATE THE ESTIMATE OR ASSUMPTION HAS BEEN IN THE
                      PAST;

           c.         HOW MUCH THE ESTIMATE OR ASSUMPTION HAS CHANGED IN THE
                      PAST; AND

           d. WHETHER THE ESTIMATE OR ASSUMPTION IS REASONABLY LIKELY TO CHANGE IN THE FUTURE.

As requested by the Staff, the disclosure on pages 21 and 22 of the Amended Form 10-SB has been revised to include a discussion of the Company's critical accounting policies and estimates.

Item 3.  Description of Property - Page 15

16. PLEASE DISCUSS, IF APPLICABLE, YOUR PLANS CONCERNING PRODUCTION AT A PLANT IN MARION, MASS. WE NOTE THE MARCH 29, 2004 ENGINEERING NEW-RECORD ARTICLE ABOUT RAISING $4 MILLION FOR A PLANT.

Supplementally we advise the Staff that the Company planned to raise $4 million for the production of its product by a manufacturer who has a plant located in Marion, Massachusetts. While the Company and the manufacturer continue their discussions, they have not entered into a contractual arrangement at this time. Accordingly, the Company respectfully submits that no additional disclosure is required.


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March 24, 2005
Page 6


Item 4.  Security Ownership - Page 16

17. PLEASE RECONCILE THE NUMBER OF SHARES SHOWN IN FOOTNOTE 1 WITH THE NUMBER SHOWN IN THE TABLE FOR WMS ENTERPRISES.

           As requested by the Staff, the table on page 23 of the Amended Form 10-SB has been revised to conform to the disclosure contained in footnote 1.

18. PLEASE EXPAND FOOTNOTES 1 AND 2 TO IDENTIFY THE INDIVIDUALS WHO HAVE OR SHARE VOTING AND INVESTMENT CONTROL OVER THE SHARES HELD BY WMS AND SJE.

As requested by the Staff, the footnote disclosure on page 23 of the Amended Form 10-SB has been revised to identify the individuals who have or share voting and investment control over the shares held by WMS Enterprises and S.J. Electro Systems, Inc.

Item 6.  Executive Compensation - Page 22

19.        PLEASE UPDATE THE DISCLOSURE, SUCH AS EXECUTIVE COMPENSATION FOR
           2004.

As requested by the Staff, the disclosure on pages 28 and 29 of the Amended Form 10-SB has been updated to reflect information for the fiscal year ended December 31, 2004.

Item 7.  Certain Relationships - Page 24

WMS Enterprises - Page 24

20. PLEASE REVISE TO CLARIFY WHAT YOU MEAN BY "PRO RATE PORTION OF SECURITIES WE MAY OFFER" IN DESCRIBING THE WMS AGREEMENT.

As requested by the Staff, the disclosure on page 30 of the Amended Form 10-SB has been revised to clarify the statement to which this comment relates.

21.        PLEASE REVISE TO STATE THE ROYALTY TERMS OF THE REVISED LICENSE WITH
           WMS.

As requested by the Staff, the disclosure on page 30 of the Amended Form 10-SB has been revised to state the royalty terms of the Revised License with WMS.

S.J. Electro Systems, Inc. - Page 25

22.        PLEASE STATE THE AMOUNT OF THE SERIES A PREFERRED INVESTMENT MADE BY
           SJE.

As requested by the Staff, the disclosure on page 31 of the Amended Form 10-SB has been revised to state the amount of the Series A Preferred investment made by SJE.


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March 24, 2005
Page 7


23. PLEASE DISCUSS THE MATERIAL TERMS OF THE STRATEGIC ALLIANCE AGREEMENT. IN ADDITION, EXPAND THIS SECTION OR PAGE 5 TO CLARIFY THE STATUS OF THE MARKETING PLAN WITH RESPECT TO THE TWO PHASES AND DISCUSS THE REASONS FOR THE DELAYS IN THE MARKETING PLAN.

As requested by the Staff, the disclosures on pages 7 and 31 of the Amended Form 10-SB have been revised to discuss the material terms of the strategic alliance agreement with SJE, the status of the marketing plan and the reasons for the delays in implementing the marketing plan.

24.        PLEASE EXPLAIN THE "PROFIT SHARING" ARRANGEMENT WITH SJE.

As requested by the Staff, the disclosure on page 31 of the Amended Form 10-SB has been revised to explain the "profit sharing" arrangement with SJE.

25. PLEASE DISCLOSE THE AMOUNT OF NOTES ISSUED TO WMS IN CONNECTION WITH THE SJE AGREEMENT.

As requested by the Staff, the disclosure on page 31 of the Amended Form 10-SB has been revised to disclose the amount of notes issued to WMS in connection with the SJE agreement.

Alexandros Partners LLC - Page 26

26. IN THE SECOND PARAGRAPH PLEASE REVISE TO CLARIFY THE MEANING OF THE LAST TWO SENTENCES. FOR EXAMPLE, IS THE WARRANT EXERCISABLE ONLY UPON LIQUIDATION? WHAT DOES "UPON...A TRANSACTION" MEAN? DOES THIS REFER TO A FINANCING OF LESS THAN $1 MILLION? WHAT DOES "WILL PAY OUT THE SAME CONSIDERATION AS ABOVE" MEAN IN THE LAST SENTENCE?

As requested by the Staff, the disclosure on page 31 of the Amended Form 10-SB has been revised to clarify the statements to which this comment relates.

Financial Statements

General

27. PLEASE PROVIDE UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES IN YOUR FILING PRIOR TO EFFECTIVENESS TO COMPLY WITH ITEM 310(G) OF REGULATION S-B.

As requested by the Staff, the Amended Form 10-SB includes updated audited financial statements for the year ended December 31, 2004 in accordance with
Item 310(g) of Regulation S-B.

Statement of Cash Flow - Page F-5

28. WE SEE THAT YOU PRESENT THE PURCHASE OF PATENTS WITHIN THE INVESTING ACTIVITIES IN YOUR STATEMENTS OF CASH FLOW. HOWEVER, IT APPEARS THAT YOU RECEIVED AN INFLOW OF CASH OF $78,073 IN THE NINE MONTHS ENDED SEPTEMBER 30, 2003 RELATED TO THESE PATENTS. TELL US SUPPLEMENTALLY WHAT THE NATURE OF THIS ITEM RELATES TO AND REVISE YOUR STATEMENT OF CASH FLOW AS NECESSARY TO PRESENT THE CASH INFLOWS AND OUTFLOWS ON A GROSS BASIS RELATED TO YOUR PATENTS.

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March 24, 2005
Page 8


Supplementally we advise the Staff that previously, the cash flows from the patents were reflected net and the $78,073 "inflow" represented the net change in the patents in that period. As requested by the Staff, we have revised the cash flow presentation to reflect the gross impact of cash spent on patents in the investing section of the statements of cash flows and the write-off of previously capitalized patent costs as a non-cash expense in the operating section.

29. REVISE THIS FILING TO PRESENT ALL PROCEEDS AND REPAYMENTS OF CASH FLOWS FROM NOTES PAYABLE SEPARATELY AND ON A GROSS BASIS. REFER TO PARAGRAPHS 11, 19 AND 20 OF SFAS 95.

Supplementally we advise the Staff that all proceeds and payments related to notes payable and other debt instruments are now reflected gross. Specifically, the Company segregated, in the inception to date column, the $60,000 payment made on the convertible debentures. All other information was previously presented gross in accordance with SFAS 95.

30. WE SEE THAT YOU PRESENT PROCEEDS (REPAYMENTS) FROM DEPOSITS ON PREFERRED STOCK OFFERING WITHIN YOUR STATEMENT OF CASH FLOW. TELL US SUPPLEMENTALLY WHAT THE NATURE OF THESE ITEMS IS AND WHETHER THE ITEMS ARE PRESENTED ON A NET BASIS WITHIN THE INVESTING ACTIVITIES OF YOUR STATEMENT OF CASH FLOWS. REVISE THE FILING AS NECESSARY TO COMPLY WITH PARAGRAPH 11 OF SFAS 95.

Supplementally we advise the Staff that preferred stock deposits are recorded when cash proceeds are received from investors prior to the issuance of the related shares of stock. When the stock certificates are issued, preferred stock deposits are reclassified to the applicable stock account. Previously, the Company had reflected the preferred stock deposits as both a cash inflow (when the $75,000 of cash was received from the investors in 2002) and a cash outflow (when the preferred stock deposit was transferred to the Series B-1 Preferred Stock in 2003) in order to facilitate reconciliation with comparable information in the statement of stockholders' equity. However, the Company has revised this presentation in accordance with SFAS 95 to reflect specifically the cash received in 2003 upon the issuance of the Series B-1 Preferred Stock and the cash received in 2002 as a preferred stock deposit. The reclassification of the $75,000 is disclosed as a non-cash financing transaction in the year of reclassification. In addition, the Company has added an accounting policy to describe the nature of the preferred stock deposits. There is no activity related to preferred stock deposits in investing activities.

Notes to Financial Statements

General

31. WE SEE SOME OF YOUR REFERENCES TO OTHER NOTES WITHIN THIS SECTION APPEAR TO BE INACCURATE AND CAN BE CONFUSING TO INVESTORS. FOR INSTANCE, YOU INDICATE ON PAGE F-13 THAT "IN CONJUNCTION WITH THIS AGREEMENT, THE COMPANY ISSUED CERTAIN WARRANTS TO PURCHASES SHARES OF THE COMPANY'S COMMON STOCK (SEE NOTE 11). HOWEVER, IT APPEARS THAT YOU SHOULD HAVE REFERENCED NOTE 12. REVISE YOUR NOTES TO THE FINANCIAL STATEMENTS TO CONTAIN THE CORRECT REFERENCES TO OTHER NOTES.


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March 24, 2005
Page 9


As requested by the Staff, the Company has reviewed all of the footnote cross references and has corrected or, in certain cases, eliminated the cross references.

Note 1. - Nature of Business and Basis of Presentation - Page F-6

32. PLEASE REVISE THIS FILING TO PROVIDE MORE SPECIFIC DETAILS OF THE COMPANY'S VIABLE PLAN OF OPERATIONS AND PLANS TO ADDRESS THE GOING CONCERN ISSUES AS REQUIRED BY FRC 607.02, INCLUDING PLANS TO FULLY DEVELOP AND MARKET THE COMPANY'S PRODUCTS, ANY RELATED FINANCING ISSUES AND THE IMPACT IF THESE PLANS ARE NOT SUCCESSFUL.

As requested by the Staff, the Company has revised the Nature of Business section to incorporate the following details surrounding the Company's plans for going to market and how it will modify those plans should funding not be forthcoming. Management expects that the Company will continue to experience negative cash flows from operations and net losses for the foreseeable future. Based upon management's current plans, management believes that the Company's existing capital resources, plus the proceeds of a planned private placement of approximately $5 million, will be sufficient to meet the Company's operating expenses and capital requirements through December 2006, at which point the Company expects to have been shipping commercial products and recognizing revenue for over 12 months. In an effort to complete a private placement, the Company has engaged an investment banker to facilitate introductions of the Company to venture capitalists and institutional investors. Supplementally, the Company's management continues to pursue angel investors and the existing investor base for incremental funding.

The Company is in the process of finalizing its distiller design, and expects to be shipping a commercially-viable product before the end of 2005. The Company has engaged third parties to provide the preliminary prototype parts and, subsequently, manufacture its distiller's parts and subassemblies, which are integrated and tested by Company employees at the Company's facilities. By the third quarter of 2005, the Company believes it will be able to produce one unit per week and accelerate production to three units per week by year-end. The commercially-viable units will be shipped to the Company's strategic partners, who will be responsible for the sales and marketing of the Company's technology. The Company believes that its key partners will be able to absorb all of the units the Company manufactures through the end of 2006. Any delays in the Company's ability to secure funding will have a negative impact on the Company's timeline to reach first commercial shipment.

In the event a significant private placement cannot be completed in a timely manner or under acceptable conditions, the Company believes that it can continue to run its operations short-term by significantly decreasing the professional services it has engaged to support its financing activities, and reducing the purchase of materials and labor associated with the development of its long-range beta projects. The Company's President and CEO/founder would defer their salary indefinitely and defer rent payments on the Company's main facility which is leased from the founder. These reductions would enable the Company to continue operations throughout 2005 on a lesser investment of approximately $600,000, which it expects may be made available to the Company in exchange for extended intellectual property rights to its strategic partners.


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March 24, 2005
Page 10


Changes in management's business strategy, technology development, or marketing plans or other events affecting management's operating plans and expenses, may result in the expenditure of existing cash before any additional investment is secured. If this occurs, the Company's ability to meet its cash obligations as they become due and payable will depend on the Company's ability to issue securities, borrow funds or some combination thereof. The Company may not be successful in raising necessary funds.

If the Company does not complete the planned private placement, and if no other sources of additional capital are available, management anticipates that it would substantially reduce the Company's operating expenses to the minimum required to support the continued development of its technology. It may be necessary to relinquish some of the rights to the Company's intellectual property or grant licenses on terms not favorable to the Company. There is no assurance that the Company's negative cash flow will not necessitate ceasing of operations entirely.

Note 2.  Summary of Significant Accounting Policies - Page F-7

Intangible Assets

33. WE SEE YOU INDICATE YOU REVIEW THE CARRYING VALUE OF INDEFINITE-LIVED INTANGIBLE ASSETS FOR IMPAIRMENT AT LEAST ANNUALLY. TELL US THE NATURE OF YOUR "INDEFINITE-LIVED INTANGIBLE ASSETS". DISCLOSE OR CLARIFY YOUR IMPAIRMENT POLICY FOR FINITE-LIVED INTANGIBLES, INCLUDING PATENTS.

As requested by the Staff, the Company has clarified the accounting policy footnote related to intangible assets to refer to "definite-lived, amortizable intangible assets" rather than "indefinite-lived". The Company has no indefinite-lived intangible assets.

Note 4.  Intangible Assets - Page F-11

34. WE SEE THAT YOU DISCLOSED OUTSTANDING PATENTS IN PROCESS OF $189,147 AND $123,665 AS OF DECEMBER 31, 2003 AND 2002, RESPECTIVELY. WE ALSO NOTE YOUR DISCLOSURE ON PAGE F-7 THAT THE COSTS OF UNSUCCESSFUL AND ABANDONED PATENT APPLICATIONS ARE EXPENSED WHEN ABANDONED. TELL US SUPPLEMENTALLY AND REVISE THIS FILING TO DESCRIBE THE NATURE OF THE REFERENCED PATENTS. CITE THE ACCOUNTING LITERATURE RELIED UPON ON FOR CAPITALIZING THESE INTANGIBLES. WE MAY FURTHER COMMENT UPON REVIEWING YOUR RESPONSE.

Supplementally we advise the Staff that the nature of the technology underlying the patents is concentrated on the Company's proprietary heat exchanger and system hardware designs, and the way in which elements of the Company's distiller technology are integrated or work together. These functionalities are components of the Company's product differentiation, as they enable the overall system design's reduced size and ultimate cost, which the Company believes is critical to its value proposition. The Company has abandoned claims that were deemed unsatisfactory in their breadth of scope, or were related to speculative future design features which no longer prove feasible.


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March 24, 2005
Page 11


Capitalized patent costs include amounts paid to outside legal counsel to prepare patent applications and obtain patents in the United States and certain other countries. No internal costs related to the development of the underlying technologies or the patent application and filing process have been capitalized. The patent costs paid to outside legal counsel were capitalized in accordance with SFAS 142, Paragraph 10 which states, "Costs of internally developing, maintaining, or restoring intangible assets (including goodwill) that are not specifically identifiable, that have indeterminate lives, or that are inherent in a continuing business and related to the entity as a whole, shall be recognized as an expense when incurred." Since these costs relate to patents that are specifically identifiable, that have determinable legal lives and that are not inherent in our continuing business or related to the Company as a whole, the Company concluded that patent costs should not be expenses as incurred but rather capitalized and amortized over the legal life of the patents. The Company has clarified the accounting policy footnote related to patents to specifically describe the nature of the patents obtained and in process as well as the nature of the costs capitalized.

Note 6.  Income Taxes - Page F-12

35. WE SEE YOU HAVE DISCLOSED THE COMPONENTS OF YOUR NET DEFERRED TAX ASSETS AND LIABILITIES PRESENTED WITHIN YOUR DECEMBER 31, 2003 AND 2002 BALANCE SHEET. REVISE THIS DISCLOSURE WITHIN YOUR FILING TO INCLUDE THE SIGNIFICANT COMPONENTS OF INCOME TAX EXPENSE AS WELL AS A RECONCILIATION USING PERCENTAGES OR DOLLAR AMOUNTS TO RECONCILE YOUR FEDERAL STATUTORY RATE TO YOUR EFFECTIVE TAX RATE OF 0%. REFER TO PARAGRAPHS 45 AND 47 OF SFAS 109.

As requested by the Staff, the Company has added the requested rate reconciliation disclosure to the income tax footnote.

Note 7.  Debt - Page F-13

36. WE SEE THAT YOU ISSUED $800,000 IN CONVERTIBLE PROMISSORY NOTES IN DECEMBER 2003 THAT WERE SUBSEQUENTLY CONVERTED INTO SERIES C PREFERRED STOCK. TELL US SUPPLEMENTALLY AND REVISE THIS FILING TO ADDRESS THE FOLLOWING:

           a. WE NOTED THAT YOU RECORDED A BENEFICIAL CONVERSION FEATURE RELATED THIS ISSUANCE OF DEBT. PROVIDE DETAILS OF THE CALCULATION OF THE $121,471.

The requested beneficial conversion feature calculation is attached as Exhibit A to this letter.

           b. WE ALSO NOTE THAT YOU ISSUED WARRANTS IN CONNECTION WITH THE BRIDGE NOTES TO PURCHASE 48,000 SHARES OF PREFERRED STOCK AT AN EXERCISE PRICE OF $5.00 PER SHARE AND RECORDED A RELATIVE FAIR VALUE OF $121,470. WE ALSO SEE YOUR DISCLOSURE ON PAGE F-21 THAT YOU ISSUED WARRANTS TO PURCHASE 48,000 SHARES OF COMMON STOCK IN CONJUNCTION WITH THE BRIDGE NOTES THAT WERE FAIR VALUED AT THE SAME PRICE. REVISE YOUR FILING TO CLEARLY DESCRIBE THE TYPE OF WARRANTS THAT WERE ISSUED IN CONJUNCTION WITH THE BRIDGE NOTE.

As requested by the Staff, the disclosure has been revised to specify that the bridge note investors received warrants to purchase 48,000 shares of Series C Convertible Preferred Stock, rather than common stock.

March 24, 2005
Page 12


           c. IN THAT REGARD, SUPPLEMENTALLY AND IN DETAIL EXPLAIN HOW YOU VALUED, RECORDED AND ACCOUNTED FOR THESE WARRANTS. WE ALSO NOTE YOUR DISCLOSURE ON PAGE F-21 THAT YOU UTILIZED THE BLACK-SCHOLES MODEL TO DETERMINE THE FAIR VALUE OF THESE WARRANTS. TELL US SUPPLEMENTALLY AND REVISE YOUR FILING TO INCLUDE THE ASSUMPTIONS UTILIZED WITHIN THE MODEL INCLUDING A BRIEF DISCUSSION ON HOW THE ASSUMPTIONS WERE DETERMINED. DEMONSTRATE THAT YOUR ACCOUNTING COMPLIES WITH GAAP.

In accordance with APB No. 14, "Accounting For Convertible Debt And Debt Issued With Stock Purchase Warrants", paragraph 16, when debt is issued with detachable stock purchase warrants, the allocation of the proceeds between the two instruments should be based on the relative fair value of the two securities. As indicated in Note 7, the Company estimated the fair value of the warrants to purchase Series C Preferred Stock issued in conjunction with the $800,000 Bridge Notes Payable using the Black-Scholes model. The significant assumptions used in the Black-Scholes model for purposes of estimating the value of these warrants are as follows:

           Fair value of underlying stock                      $5.00
           Term of the warrants                                5 years
           Volatility                                          70%
           Risk-free interest rate                             2.87%

Fair value of the underlying stock - the Company estimated the fair value of the Series C Preferred Stock based on the valuation of shares of the Company's stock issued in the most recent previous financings. Both the Series B-1 and B Preferred Stock, both with substantially similar terms to the Series C Preferred Stock, were issued at a price per share of $5.00. Additionally, the investors in Series B-1 Convertible Preferred Stock (the most recent prior financing) did not receive any warrants so this was considered the best estimate of the fair value of the Series C Convertible Preferred Stock without the detachable warrants. These transactions were completed with independent, third party investors and therefore, the Company concluded, represented the best estimate of the fair value of Series C Preferred Stock without the detachable warrants.

Term of the warrants - this represents the contractual term of the warrants in accordance with SFAS No. 123 and remarks at the 1997 Twenty-Fifth Annual National Conference on Current SEC Developments on December 9, 1997 by Cody L. Smith.

Volatility - In accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services", footnote 1, the "minimum value method" is not acceptable for estimating the fair value of equity instruments issued to non-employees. Therefore, the Company estimated the expected volatility over the term of the underlying warrants. Since the Company's common and preferred stock are not actively traded, the Company does not have significant historical information upon which to base a volatility estimate. As a result, the Company utilized volatility information from other small, pre-revenue public registrants as indicators of expected volatility over a five-year period. The Company considered that although their valuation on historical financings has been consistently $5.00 per share for the past several years, the prospective public registration and active trading in the Company's securities is expected to result in higher volatility than indicated by the historical volatility.

March 24, 2005
Page 13


Risk-free interest rate - represents the yield on a U.S. government security with a five-year term on the warrants issuance date based on information obtained from www.federalreserve.gov.

After estimating the fair value of the warrant as indicated above, the Company allocated the proceeds from the Bridge Notes Payable on a relative fair value basis as documented in the detailed calculation provided to you in response to comment 36a. In accordance with APB Opinion No. 14, paragraph 16, the portion allocable to the warrants was recorded as additional paid-in capital. Therefore, the specific accounting entry posted to record the Bridge Notes payable and Series C Preferred Stock warrants (before consideration of any beneficial conversion feature) was as follows:

           Dr.           Cash                               $800,000
           Cr.           Bridge Notes Payable               $678,530
           Cr.           Additional paid-in capital         $121,470

As requested by the Staff, the disclosure has been revised to include a separate footnote (see Note 13) related to all warrants which includes, among other information, the weighted average terms used in the Black-Scholes calculation for warrants issued in 2004 and 2003.

           d. WE ALSO NOTE THAT THE BRIDGE NOTES AND ACCRUED INTEREST WERE CONVERTED INTO SERIES C PREFERRED STOCK. WE ALSO SEE YOUR DISCLOSURE ON PAGE F-18 THAT HOLDERS OF THE SERIES C PREFERRED STOCK RECEIVED WARRANTS TO PURCHASE 138,600 SHARES OF SERIES C PREFERRED STOCK AT $5.00 PER SHARE. PLEASE CLARIFY IF THESE WARRANTS WERE ISSUED IN ADDITION TO THE WARRANTS REFERENCE ABOVE ONCE THE BRIDGE NOTE AND ACCRUED INTEREST WERE CONVERTED INTO SERIES C PREFERRED STOCK.

The warrants to purchase 138,600 shares of Series C Preferred Stock were in addition to the warrants to purchase 48,000 shares of Series C Preferred Stock issued in conjunction with the Bridge Notes Payable. As requested by the Staff, the disclosure has been clarified to so indicate. Additionally, as noted above, we have added a separate footnote related to warrants including a table as of December 31, 2004, which details all outstanding warrants and the transactions to which they relate. This should facilitate a reader's ability to reconcile the number of warrants outstanding and their source.

37. WE SEE YOUR DISCLOSURE THAT YOU ORIGINALLY ISSUED CONVERTIBLE DEBENTURES WITH WARRANTS ATTACHED TO WMS ENTERPRISE IN AUGUST 1997. WE ALSO NOTE THAT YOU CONVERTED YOUR OUTSTANDING ACCRUED INTEREST UNDER THESE DEBENTURES INTO DEMAND NOTE PAYABLE AND ISSUED WARRANTS TO PURCHASE COMMON STOCK IN SEPTEMBER 2000. WE ALSO SEE YOUR DISCLOSURE THAT IN 2003 WMS ADVANCED THE COMPANY IN $160,000 ADDITIONAL NOTES PAYABLE AND CONVERTED THE $60,000 CONVERTIBLE DEBENTURE THAT CAME DUE IN 2003 INTO A NOTE PAYABLE. WE FURTHER NOTE THAT IN JUNE 2004 YOU RENEGOTIATED THE OUTSTANDING CONVERTIBLE DEBENTURES, NOTES AND WARRANTS INTO A SINGLE NOTE AND TWO WARRANTS. TELL US SUPPLEMENTALLY AND REVISE THIS FILING TO ADDRESS THE FOLLOWING RELATED TO THESE NOTES, DEBENTURES, AND WARRANTS:

March 24, 2005
Page 14



           a. EXPLAIN TO US IF THE RENEGOTIATED NOTE IS CONVERTIBLE INTO COMMON OR PREFERRED STOCK. IF SO, PLEASE DESCRIBE TO US WHAT THE TERMS ARE OF THE REVISED CONVERSION FEATURE.

Supplementally we advise the Staff that the renegotiated debt with WMS is not convertible into either common or preferred stock.

           b. TELL US IF THE WARRANTS PREVIOUSLY ISSUED TO WMS ENTERPRISE THROUGHOUT 1997 TO 2003 ARE STILL OUTSTANDING AS OF SEPTEMBER 30, 2004. FURTHER, PROVIDE TO US THE WARRANTS THAT ARE OUTSTANDING AS OF SEPTEMBER 30, 2004 RELATED TO WMS ENTERPRISE.

Supplementally we advise the Staff that the previously issued and outstanding warrants held by WMS were cancelled in conjunction with the renegotiation.

           c. DESCRIBE TO US HOW YOU VALUED, RECORDED, AND ACCOUNTED FOR THESE MODIFICATIONS TO YOUR CONVERTIBLE DEBENTURES, WARRANTS, AND NOTES PAYABLE AND WHAT THE IMPACT WAS ON YOUR INITIAL ACCOUNTING. SPECIFICALLY, TELL US HOW YOU CONSIDERED EITF 96-19 IN YOUR ACCOUNTING FOR THESE MODIFICATIONS. WE ALSO SEE YOUR DISCLOSURE ON PAGE F-21 THROUGH PAGE F-22 THAT YOU UTILIZED THE BLACK SCHOLES MODEL TO DETERMINE THE FAIR VALUE OF THESE WARRANTS. TELL US SUPPLEMENTALLY AND REVISE YOUR FILING TO INCLUDE THE ASSUMPTIONS UTILIZED WITHIN THE MODEL INCLUDING HOW THE ASSUMPTIONS WERE DETERMINED.

The following is a brief summary of the debt financings undertaken with WMS Enterprises ("WMS"). Starting in 1997, the Company and WMS entered into, among other agreements, a debenture agreement, as amended, which called for WMS to advance $180,000. These debentures were convertible at $2.50 per common share, paid interest at prime plus 1% and were generally due in five years (2002). There were no warrants issued in conjunction with these debentures. Interest accrued (but was not paid) on these debentures until 2001 when the Company began issuing to WMS notes payable in payment of the interest accrued on the convertible debentures. The notes payable were due on demand, paid interest at prime plus 1% and were not convertible. However, the notes payable had 100% warrant coverage at $5.00 per common share. That is, the Company issued warrants to purchase the number of shares of common stock equal to the principal amount of the note payable divided by $5.00 per share. Generally, as the convertible debentures came due in $60,000 increments, they were "converted" into notes payable under the same terms as previously issued notes payable for accrued interest. On the date of the renegotiation with WMS, June 30, 2004, the debt and warrants outstanding were as outlined in Exhibit B to this letter. As indicated in Exhibit B, on the renegotiation date, WMS held $60,000 of convertible debentures with the balance due in non-convertible demand notes payable.

March 24, 2005
Page 15


In the renegotiation, numerous notes payable totaling approximately $412,000 and a convertible debenture totaling $60,000 were rolled into a single note payable of approximately $472,000. The new note payable paid interest at prime plus 1%, was due in six months and was not convertible. Therefore, the total principal amount of the debt did not change, the interest rate did not change and the term of the debt did not change significantly (since both the previously outstanding debenture and notes payable were due currently as of June 30, 2004). Additionally, there were no significant changes in covenants, collateral or other related terms. Therefore, the Company concluded that the renegotiation did not represent a "substantial" modification under EITF 96-19 and the related "10% test" described therein. According to EITF 96-19, if the modified debt terms are not substantially different, then "a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows." In determining the appropriate carrying value of the debt, one must consider the warrants issued in conjunction with the renegotiated debt.

As indicated in Exhibit B, on the renegotiation date, WMS held warrants to purchase a total of 96,486 shares of common stock at $5.00 per share. In addition, WMS held convertible debentures in the principal amount of $60,000 which was convertible into common stock at $2.50 per share ($60,000/$2.50 = 24,000 shares). However, as part of the renegotiation, WMS received significantly more warrants than WMS held previously. First, the Company issued to WMS warrants to purchase 72,000 shares of common stock at $2.50 which represents the full amount of shares into which the original $180,000 of convertible debentures was convertible ($180,000/$2.50 = 72,000) despite the fact that all but $60,000 had previously been repaid through the issuance of non-convertible notes payable (but with 100% warrant coverage at $5.00 per share, as described above). Secondly, the Company issued WMS warrants to purchase 170,964 shares of common stock at $5.00 per share. In conjunction with the issuance of these two new warrants, all previously issued and outstanding warrants to WMS were cancelled.

In accounting for the issuance of these new warrants, the Company considered the equity instrument modification guidance included in APB 25, SFAS 123 and FIN 44, among others. However, in this instance, the revisions did not constitute an extension, acceleration, cancellation or change in exercise price of the existing warrants. There is no way to specifically correlate the new warrants to the old warrants. Therefore, the Company treated these as if they were new warrants issued in conjunction with $472,000 of notes payable.

The accounting for the new warrants and notes payable was consistent with that for the convertible Bridge Notes Payable describe above in response to comment 36c. The significant assumptions used in the Black-Scholes model for purposes of estimating the fair value of these warrants is as follows:

           Fair value of underlying stock                 $5.00
           Term of the warrants                           10 years
           Volatility                                     70%
           Risk-free interest rate                        4.73%

During the year-end audit process, it was noted by our auditors that the warrant term used in the original Black-Scholes calculation was 5 years rather than the 10 year contractual term of the warrant. This resulted in approximately $23,000 of additional fair value being assigned to the warrants and recorded as additional paid-in capital and as a debt discount which was amortized to interest expense over the term of the debt.

March 24, 2005
Page 16


As requested, the disclosure has been revised to include a separate footnote (see Note 13) related to all warrants which includes, among other information, the weighted average terms used in the Black-Scholes calculation for warrants issued in 2004 and 2003.

           d.         CITE THE ACCOUNTING LITERATURE RELIED UPON FOR THIS
                      TRANSACTION.

Please see our response to comment 36c. above.

Note 8.  Series A Convertible Preferred Stock - Page F-15

38. WE SEE THAT YOU HAVE ISSUED SERIES A CONVERTIBLE PREFERRED STOCK DURING DECEMBER 2000. WE ALSO SEE YOU HAVE ISSUED SERIES B, SERIES B-1, AND SERIES C CONVERTIBLE PREFERRED SECURITIES WITH IDENTICAL RIGHTS. TELL US SUPPLEMENTALLY AND REVISE THE DISCLOSURES INCLUDED WITHIN THIS FILING TO ADDRESS THE FOLLOWING RELATED TO THESE PREFERRED STOCK ISSUANCES:

           a. EXPLAIN TO US IF THE SERIES B, SERIES B-1 AND SERIES C CONVERTIBLE PREFERRED SECURITIES HAVE THE IDENTICAL CONVERSION TERMS AS THE SERIES A CONVERTIBLE PREFERRED STOCK. FOR INSTANCE, ARE ANY OF THESE SECURITIES REDEEMABLE AT ANY TIME AT THE OPTION OF THE HOLDER?

Supplementally we advise the Staff that all classes of preferred stock have identical conversion terms, with the exception of Series A preferred stock. All classes of preferred stock other than Series A were issued at the same price ($5.00 per share), they are all convertible into common stock at $5.00 per share. Series A preferred stock was issued at $11.25 per share and, due to anti-dilution adjustments is convertible at $7.83 per share. No class of preferred stock has redemption rights.

           b. TELL US IF YOU RECOGNIZED A BENEFICIAL CONVERSION FEATURE IN CONJUNCTION WITH THE ISSUANCE OF THESE CONVERTIBLE PREFERRED STOCK ISSUANCES. WITHIN YOUR RESPONSE, DESCRIBE TO US IF THE CONVERSION FEATURES HAVE INTRINSIC VALUE (ARE "IN THE MONEY") ON THE COMMITMENT DATE.

Supplementally we advise the Staff that no beneficial conversion feature was recognized in conjunction with the issuance of any class of preferred stock. The Company determined that the fair value of the common stock on the date of the preferred stock issuance was always less than the effective conversion price of the preferred stock. Please see specific discussions of each class of preferred stock and the related accounting in response to comment 38e. below.

           c. TELL US SUPPLEMENTALLY HOW YOU ACCOUNTED FOR THESE PREFERRED SECURITIES ON THE DATE OF ISSUANCE AND FOR EACH SUBSEQUENT REPORTING PERIOD. ADDITIONALLY, TELL US WHY THESE CONVERTIBLE PREFERRED STOCK ISSUANCES SHOULD BE CLASSIFIED IN EQUITY RATHER THAN BETWEEN LIABILITIES AND STOCKHOLDER'S EQUITY. REFER TO ASR 268 AND EITF TOPIC D-98.

The Company respectfully submits that because none of the Company's classes of preferred stock have any redemptions rights, ASR 268 and EITF Topic D-98 are not applicable. As described more fully below in response to comment 38e., the accounting for preferred stock issued with detachable warrants was to allocate the proceeds on a relative fair value basis between the two instruments, net of stock issuance costs. For preferred stock issued without detachable warrants, the preferred stock was recorded at the amount of proceeds received, net of stock issuance costs. No additional accounting was done in any subsequent years.

March 24, 2005
Page 17


           d. TELL US HOW YOU CONSIDERED THE APPLICATION OF PARAGRAPHS 9 AND 10 AND APPENDIX A OF SFAS 150 AND WHETHER OR NOT THESE PREFERRED SECURITIES HAVE A MANDATORY REDEMPTION FEATURE WITHIN YOUR ACCOUNTING FOR THESE INSTRUMENTS. FOR INSTANCE, HOW DID YOU DETERMINE WHETHER THE SHARES WERE CONDITIONAL OR UNCONDITIONAL OBLIGATIONS OF THE COMPANY?

The Company respectfully submits that because none of the Company's classes of preferred stock have any redemptions rights, paragraphs 9 and 10 of SFAS 150 are not applicable.

           e. IN THIS REGARD, WE NOTE THAT YOU ALSO ISSUED WARRANTS IN CONNECTION WITH YOUR CONVERTIBLE PREFERRED STOCK ISSUANCES. SUPPLEMENTALLY AND IN DETAIL EXPLAIN HOW YOU VALUED, RECORDED AND ACCOUNTED FOR THESE WARRANTS IN CONJUNCTION WITH EACH OF THE CONVERTIBLE PREFERRED STOCK ISSUANCES. WE ALSO SEE THAT YOU UTILIZED THE BLACK SCHOLES MODEL TO DETERMINE THE FAIR VALUE OF THESE WARRANTS. TELL US SUPPLEMENTALLY AND REVISE YOUR FILING TO INCLUDE THE ASSUMPTIONS UTILIZED WITHIN THE MODEL INCLUDING A BRIEF DISCUSSION ON HOW THE ASSUMPTIONS WERE DETERMINED. DEMONSTRATE THAT YOUR ACCOUNTING COMPLIES WITH GAAP.

Series A Convertible Preferred Stock

In 2001, the Company issued 160,000 shares of Series A Convertible Preferred Stock at $11.25 per share. In addition, the Company issued the investors warrants to purchase 40,000 additional shares of Series A Convertible Preferred Stock at $20.00 per share. The warrants had a term of six (6) months and expired unexercised in May 2002.

In order to estimate the fair value of the warrants on the issuance date, the Company used the Black-Scholes model. The significant assumptions used in the Black-Scholes model for purposes of estimating the fair value of these warrants is as follows:

           Fair value of underlying stock                    $11.25
           Term of the warrants                              1/2 year
           Volatility                                        50%
           Risk-free interest rate                           4.47%

Based on this calculation, the Company determined that the estimated fair value of these warrants was approximately $5,200, which was determined to be immaterial for purposes of a reclassification within equity.

In conjunction with this financing, the Company issued five warrants to purchase a total 14,400 shares of common stock at $5.00 (total exercise price of $72,000 or 4% of gross proceeds) for investment services rendered in conjunction with the financing. In order to estimate the fair value of these warrants on the issuance date, the Company used the Black-Scholes model. The significant assumptions used in the Black-Scholes model for purposes of estimating the fair value of these warrants is as follows:

March 24, 2005
Page 18


           Fair value of underlying stock                   $5.00
           Term of the warrants (average)                   2 years
           Volatility                                       70%
           Risk-free interest rate(average)                 4.50%

Based on this calculation, the Company determined that the estimated fair value of these warrants was approximately $23,622. In addition, the Company incurred legal fees related to the financing of $29,410. The total of the legal fees incurred and the fair value of these warrants related directly to the Series A Convertible Preferred Stock financing and were recorded net against the proceeds of the preferred stock. Therefore, the entry to record the Series A Convertible Preferred Stock was as follows:

           Dr.         Cash (net of cash issuance costs)         $1,770,590
           Cr.         Series A Preferred Stock                  $1,746,968
           Cr.         Additional paid-in capital                $   23,622

Based on the price per share of the Series A Preferred Stock ($11.25) compared to the issuances of common stock prior to 2001 ($2.50 - $7.50), the issuance of the Series A Convertible Preferred Stock was not determined to contain any beneficial conversion feature, as described in EITF No 98-5, Issues 1 and 2 and EITF 00-27, Part II, Issue 1.

Series B Convertible Preferred Stock

In 2002, the Company issued 294,102 shares of Series B Convertible Preferred Stock at $5.00 per share. The investors in Series B Convertible Preferred stock did not receive any warrants. In conjunction with this financing, the Company issued a warrant to purchase a total 1,604 shares of common stock at $5.00 per share for investment services rendered in conjunction with the financing (to the same party as described in Series A Convertible Preferred Stock above). In order to estimate the fair value of the warrants on the issuance date, the Company used the Black-Scholes model including assumptions consistent with those outlined under Series A Convertible Preferred Stock above. Based on this calculation, the Company determined that the estimated fair value of this warrant was approximately $2,243. The Company also incurred legal fees related to the Series B Convertible Preferred Stock issuance totaling $39,047. Therefore, the entry to record the Series B Convertible Preferred Stock was as follows:

           Dr.         Cash (net of cash issuance costs)         $1,326,448
           Cr.         Series B Preferred Stock                  $1,324,205
           Cr.         Additional paid-in capital                $    2,243

As described in the footnotes to the financial statements, shares of Series B Preferred Stock were issued in exchange for certain research and development and investment services rather than cash.

March 24, 2005
Page 19


The Series B Convertible Preferred Stock, which was issued at $5.00 per share, is convertible into common stock at $5.00 per share. The fair value of the common stock was clearly less than the value of the preferred stock due to, among other reasons, the additional rights and preferences accorded the preferred stockholders over the common stockholders. The Company has not sold common stock to outside investors since 2000, at which time the valuation was approximately $7.50 per share. However, since that time the valuation on the Company's preferred stock has declined significantly. In early 2001, the Company issued Series A Convertible Preferred Stock at $11.25 per share and then in 2002 issued Series B Convertible Preferred Stock at $5.00 per share, a decline in valuation of 55%. Assuming a decline in the fair value of the common stock from the last issuance to outside investors ($7.50) consistent with the decline in preferred stock (55%), the Company can estimate the fair value of the common stock to be $3.38 ($7.50*[1-.55]). Therefore, the Company concluded that there was no beneficial conversion feature related to the Series B Preferred Stock, as described in EITF No 98-5, Issues 1 and 2 and EITF 00-27, Part II, Issue 1.

Series B-1 Convertible Preferred Stock

In 2003, the Company issued 131,000 shares of Series B-1 Convertible Preferred Stock at $5.00 per share. The investors in Series B-1 Convertible Preferred stock did not receive any warrants. The Company also incurred legal fees related to the Series B-1 Convertible Preferred Stock issuance totaling $47,710. Therefore, the entry to record the Series B-1 Convertible Preferred Stock was as follows:

           Dr.         Cash (net of cash issuance costs)       $607,290
           Cr.         Series B-1 Preferred Stock              $607,290

For the same reasons as outlined above for the Series B Convertible Preferred Stock, we concluded that there was no beneficial conversion feature related to the Series B-1 Preferred Stock, as described in EITF No 98-5, Issues 1 and 2 and EITF 00-27, Part II, Issue 1.

Series C Convertible Preferred Stock

In 2004, the Company issued 513,016 shares of Series C Convertible Preferred Stock at $5.00 per share (including the shares issued upon conversion of the Bridge Notes Payable). In addition, the Company issued the Series C Convertible Preferred investors, including the investors in the Bridge Notes Payable who converted, warrants to purchase 153,900 additional shares of Series C Convertible Preferred Stock at $5.00 per share. The warrants have a term of two
(2) years. These warrants are in addition to the warrants to purchase 48,000 shares of Series C Convertible Preferred Stock at $5.00 per share initially issued to the investors in the Bridge Notes Payable (see the responses to comments 36c. and 36d. above). The Series C Convertible Preferred Stock was issued in two separate closings; the first in conjunction with the conversion of the Bridge Notes Payable in March 2004 and the second in December 2004.

In order to estimate the fair value of the warrants on the issuance date, the Company used the Black-Scholes model. The significant assumptions used in the Black-Scholes model for purposes of estimating the fair value of these warrants is as follows:

March 24, 2005
Page 20


           Fair value of underlying stock                      $5.00
           Term of the warrants                                2 years
           Volatility                                          70%
           Risk-free interest rate                             1.07% - 3.01%

Based on these calculations, the Company determined that the estimated fair value of these warrants was approximately $298,000.

Fair value of the underlying stock - the Company estimated the fair value of the Series C Preferred Stock based on the valuation of shares of the Company's stock issued in the most recent previous financings. Both the Series B-1 and B Preferred stock, both with substantially similar terms as the Series C Preferred Stock, were issued at a price per share of $5.00. Additionally, the investors in Series B-1 Convertible Preferred Stock (the most recent prior financing) did not receive any warrants so this was considered the best estimate of the fair value of the Series C Convertible Preferred Stock without the detachable warrants. The Series B and B-1 transactions were completed with independent, third party investors and therefore represented the best estimate of fair value.

Term of the warrants, volatility and risk-free interest rate - please see response to comment 36c. above. The same methodology for making these estimates was used for these warrants.

The Company also incurred legal fees and other financing costs related to the Series C Convertible Preferred Stock issuance totaling $116,404. Therefore, the entry to record the Series C Convertible Preferred Stock was as follows:

           Dr.   Cash (net of cash issuance costs)           $1,578,796
           Dr.   Bridge Notes Payable (and accrued int.)     $  869,880
           Cr.   Series C Preferred Stock                    $2,150,721
           Cr.   Additional paid-in capital                  $  297,955

After the total proceeds from the Series C Convertible Preferred Stock ($2,565,080) were allocated between the preferred stock and warrants, the Company made a determination as to whether the Series C Preferred stockholders had received a beneficial conversion feature. In accordance with EITF 00-27,
Part II, Issue 1, the Company determined the effective conversion price of the Series C Convertible Preferred Stock after allocation of the proceeds between the preferred stock and the warrants. The Company estimated the effective conversion price of the Series C Convertible Preferred Stock to be $4.42 per share. The Company has not sold common stock to outside investors since 2000, at which time the valuation was approximately $7.50 per share. However, since that time, the valuation on the Company's preferred stock has declined significantly. In early 2001, the Company issued Series A Convertible Preferred Stock at $11.25 per share and then in 2002 issued Series B Convertible Preferred Stock at $5.00 per share, a decline in valuation of 55%. Since 2002, the Company's preferred stock valuation has remained consistent at $5.00 per share. Assuming a decline in the fair value of the common stock from the last issuance to outside investors ($7.50) consistent with the decline in preferred stock (55%), the Company can estimate the fair value of the common stock to be $3.38 ($7.50*[1-.55]). Additionally, the effective conversion price of the Series C Convertible Preferred Stock represents only a discount of approximately 12% from the estimated fair value of the Company's preferred stock ($5.00 per share). The holders of the preferred stock have preferences in terms of liquidation and dividends which alone would warrant a 12% premium. Finally, on a fully diluted basis, the preferred stock holders own slightly more than 50% of the Company and therefore the common stock would also be subject to a minority interest discount. After consideration of all these factors, the Company determined that the Series C Convertible Preferred Stockholders did not include a beneficial conversion feature.

March 24, 2005
Page 21


Note 12.  Stockholders' Equity - Page F-18

39. WE NOTE YOU ISSUED EQUITY INSTRUMENTS INCLUDING PREFERRED STOCK, STOCK OPTIONS AND WARRANTS TO NON-EMPLOYEES FOR SERVICES WITHIN THIS SECTION AND THROUGHOUT THE FILING. WE ALSO NOT YOUR DISCLOSURE ON PAGE F-8 THAT YOU ACCOUNTED FOR THESE ISSUANCES UNDER SFAS 123 AND EITF 96-18. IF THE ISSUANCE IS SIGNIFICANT, YOU SHOULD PROVIDE ADDITIONAL DISCLOSURE OF THE REASONS FOR THE ISSUANCE, HOW YOU ACCOUNTED FOR AND VALUED THE TRANSACTION, INCLUDING ANY SIGNIFICANT VALUATION ASSUMPTIONS. FOR INSTANCE, YOU INDICATED THAT YOU DETERMINED THE FAIR VALUE OF THESE INSTRUMENTS BASED UPON THE BLACK SCHOLES MODEL. HOWEVER, YOU DO NOT DISCLOSE THE SIGNIFICANT ASSUMPTIONS UTILIZED WITHIN THE MODEL AND A BRIEF DISCUSSION ON HOW THESE ASSUMPTIONS WERE DETERMINED. REVISE YOUR FILING TO INCLUDE THE INFORMATION AFOREMENTIONED ABOVE FOR ANY ISSUANCE THAT IS SIGNIFICANT.

As requested by the Staff, we have revised footnote 12 to include a subsection related to the issuance of non-employee equity instruments, which described the reason and general accounting treatment for the issuances. The specific terms of the issuances were each disclosed previously and the significant assumptions related to the use of the Black-Scholes model are included in footnote 12 and the new footnote 13.

Note 13.  Commitments - Page F-22

40. WE SEE THAT YOU SHIPPED THE FIRST TWO UNITS UNDER YOUR CONTRACT WITH LANCY WATER TECHNOLOGY DURING DECEMBER 2004. TELL US SUPPLEMENTALLY AND REVISE THIS FILING TO INCLUDE YOUR REVENUE RECOGNITION POLICIES. SPECIFICALLY ADDRESS HOW YOUR POLICIES COMPLY WITH GAAP AND SAB 104.

As requested by the Staff, we have added the Company's revenue recognition policy as a significant accounting policy. The Company's policy includes the four criteria, as described in SAB 104, that must exist in order to recognize revenue; evidence of an arrangement, delivery, fixed or determinable selling price, and collectibility is reasonably assured.

With respect to the units shipped in 2004 and subsequent to year-end, in December 2002, the Company signed a strategic distribution agreement with Lancy Water Technology ("Lancy"), a subsidiary of Norman Hay plc for distribution of its distillers for three specific industrial waste stream applications. The Company received an order for ten commercially-ready units priced at $12,000 each and received an $80,000 down payment against the order. The Company shipped four prototype units to Lancy (two units in December 2004 and another two units in January 2005), which are being utilized by Lancy to filter waste water produced at Lancy's facilities. Lancy provides the Company with ongoing evaluative statistical results of this filtration process, which the Company uses to calibrate and modify its developing technology. At December 31, 2004, Lancy has not formally accepted the delivered units and the Company remains obligated to deliver ten fully-functional units, which the Company anticipates fulfilling by the end of 2005. The treatment of these items has been clarified in footnote 14.

March 24, 2005
Page 22


We appreciate in advance your time and attention to the Amended Form 10-SB, as well as to our comments. Should you have any additional questions or concerns, please call me at 212-468-8179.



Sincerely,

Anna T. Pinedo, Esq.

cc:    William Lockwood
       James R. Tanenbaum, Esq.
       Michael Kalish, Esq.
       Christopher Arana, Esq.